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                           FILED BY GLB BANCORP, INC.

              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
               AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                       SUBJECT COMPANY: GLB BANCORP, INC.
                          COMMISSION FILE NO. 000-24255

                             DATE: OCTOBER 16, 2003

This filing relates to the proposed merger of GLB Bancorp, Inc. with and into Sky Financial Group, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 15, 2003, between GLB Bancorp and Sky Financial. The following press release was issued by GLB Bancorp on October 15, 2003:

GLB BANCORP SHAREHOLDERS APPROVE MERGER WITH SKY FINANCIAL GROUP

MENTOR, OHIO - October 15, 2003 - GLB BANCORP, INC. (NasdaqSC: GLBK) announces that, at a special meeting of its shareholders held today, the shareholders approved, by the affirmative vote of a majority of the outstanding common shares, the Agreement and Plan of Merger, dated as of July 15, 2003, between GLB Bancorp and Sky Financial Group, Inc. (NasdaqNMS: SKYF), pursuant to which GLB Bancorp will merge with and into Sky Financial. In the merger, each shareholder of GLB Bancorp will receive 0.74 of a Sky Financial common share per GLB Bancorp common share owned. GLB Bancorp expects that the merger will receive all necessary regulatory approvals soon, and that the merger will become effective before the end of October 2003.

Additional Information
----------------------

In connection with the registration of the Sky Financial common shares to be issued in the proposed merger, Sky Financial filed an amended registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") on September 5, 2003. In addition, GLB Bancorp mailed a definitive proxy statement/prospectus, dated September 9, 2003, to all shareholders that were entitled to vote at the special meeting of the shareholders. Sky Financial filed a copy of the definitive proxy statement/prospectus with the SEC on September 12, 2003. Investors are urged to read the registration statement, definitive proxy statement/prospectus and any other related documents filed with the SEC because they contain important information about GLB Bancorp, Sky Financial and the proposed merger. Investors may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, a copy of the definitive proxy statement/prospectus may be obtained, free of charge, by requesting it in writing from Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, Attention: W. Granger Souder, Jr., Corporate Secretary, telephone (419) 327-6300, or from GLB Bancorp, Inc., 7001 Center Street, Mentor, Ohio, 44060, Attention: Cheryl Jean Mihitsch, Corporate Secretary, telephone (440) 794-0000.

GLB Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information about the directors and executive officers and their ownership of GLB Bancorp

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common shares is set forth in the definitive proxy statement/prospectus that GLB
Bancorp first mailed to its shareholders on or about September 12, 2003.

Forward-Looking Statements
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Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties. There can be no assurance that all regulatory approvals needed to consummate the merger will be obtained. Actual results could differ materially from those contemplated by these forward-looking statements. GLB Bancorp disclaims any intent or obligation to update these forward-looking statements.

About GLB Bancorp
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Headquartered in Mentor, Ohio, GLB Bancorp is a one-bank holding company that holds all of the outstanding common stock of Great Lakes Bank. Great Lakes Bank has $209 million in total assets with twelve branches throughout Lake County, Ohio and one branch in Cuyahoga County, Ohio.

About Sky Financial Group, Inc.
-------------------------------

Sky Financial Group is a $12.7 billion diversified financial holding company with its headquarters located in Bowling Green, Ohio. Sky's asset size places it among the 50 largest bank holding companies in the nation. The company operates over 250 financial centers and over 250 ATMs serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Sky's financial service affiliates include: Sky Bank, commercial and retail banking; Sky Trust, an asset management organization; Sky Financial Solutions, specialized healthcare financing; Sky Access, Internet services; and Sky Insurance and Meyer & Eckenrode Insurance Group, retail and commercial insurance agency services. Sky is located on the web at www.skyfi.com.